UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

SIZMEK INC.
(Name of Subject Company)

SIZMEK INC.
 (Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

83013P105
(CUSIP Number of Class of Securities)

Neil H. Nguyen
President and Chief Executive Officer
Sizmek Inc.
500 W. 5th Street, Suite 900
Austin, TX 78701
(512) 469-5900
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sizmek Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2016 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Solomon Holding, LLC (“Parent”), a Delaware limited liability company, and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary”), a Delaware corporation and a wholly owned subsidiary of Parent, to purchase any and all of the outstanding shares (the “Shares”) of Company Common Stock at a price of $3.90 per Share (the “Offer Price”), payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Subsidiary and Parent with the SEC on August 29, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.     The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last sentence of the third to last paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Background of the Offer” and replacing it with the following sentence:

“As of September 5, 2016 the Company has yet to hear back from the Chinese firm or its counsel with respect to its requests.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the second to last paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“On September 2, 2016, at 6:00 p.m., New York City time, the go-shop period expired.  Other than the unsolicited non-binding preliminary proposal from the Chinese Ad Tech firm received on August 9, 2016, the Company did not receive any further indications of interest or proposals from any other potential bidder prior to the expiration of the go-shop period.”

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the second paragraph under the heading “Regulatory Approvals”:

“The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m. New York City time on September 1, 2016, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of any waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph after the first paragraph under the heading “Certain Litigation”:

“On September 2, 2016, a third putative stockholder class action complaint captioned Steven Penza v. John R. Harris, et al., (Sizmek, Inc.), Case No. 12718-VCMR was filed in the Delaware Court of Chancery against certain members of the Board.  The complaint generally alleges that certain of the Company’s directors breached their duties to the Company’s stockholders by failing to adequately disclose all material information in connection with soliciting stockholders to tender their shares with the Offer.  The complaint seeks the costs and disbursements of the action, including attorneys’ and experts’ fees and costs, and other such relief as is equitable and just.  The Company believes the allegations in the complaint are without merit and intends to contest them vigorously.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(H)	Class Action Complaint dated September 2, 2016 (Steven Penza v. John R. Harris, et al., (Sizmek, Inc.), Case No. 12718-VCMR) (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sizmek Inc.

By:	/s/ Neil H. Nguyen
Name: Neil H. Nguyen
Title: President and Chief Executive Officer

Dated: September 6, 2016